UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5 )*

BioDelivery Sciences International, Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
09060J106
(CUSIP Number)
David R. Ramsay
CDC IV, LLC
47 Hulfish Street, Suite 310
Princeton, New Jersey 08542
(609) 683-8300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 22, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	09060J106

1	NAMES OF REPORTING PERSONS CDC IV, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,530,134

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,530,134

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,530,134 shares of common stock comprised of: (i) a warrant to purchase 601,120 shares of the Issuer’s common stock, issued in February 2006; (ii) 1,025,014 shares of the Issuer’s common stock and a warrant to purchase 904,000 shares of the Issuer’s common stock, issued in May 2006; and (iii) a warrant to purchase 1,000,000 shares of Issuer’s common stock, issued March 2007.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	16.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	09060J106

1	NAMES OF REPORTING PERSONS CDC Operations LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,530,134

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,530,134

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,530,134 shares of common stock comprised of: (i) a warrant to purchase 601,120 shares of the Issuer’s common stock, issued in February 2006; (ii) 1,025,014 shares of the Issuer’s common stock and a warrant to purchase 904,000 shares of the Issuer’s common stock, issued in May 2006; and (iii) a warrant to purchase 1,000,000 shares of Issuer’s common stock, issued March 2007.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	16.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	09060J106

1	NAMES OF REPORTING PERSONS David R. Ramsay

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,530,134

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,530,134

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,530,134 shares of common stock comprised of: (i) a warrant to purchase 601,120 shares of the Issuer’s common stock, issued in February 2006; (ii) 1,025,014 shares of the Issuer’s common stock and a warrant to purchase 904,000 shares of the Issuer’s common stock, issued in May 2006; and (iii) a warrant to purchase 1,000,000 shares of Issuer’s common stock, issued March 2007.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	16.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	09060J106

1	NAMES OF REPORTING PERSONS Argeris Karabelas

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,530,134

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,530,134

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,530,134 shares of common stock comprised of: (i) a warrant to purchase 601,120 shares of the Issuer’s common stock, issued in February 2006; (ii) 1,025,014 shares of the Issuer’s common stock and a warrant to purchase 904,000 shares of the Issuer’s common stock, issued in May 2006; and (iii) a warrant to purchase 1,000,000 shares of Issuer’s common stock, issued March 2007.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	16.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	09060J106

1	NAMES OF REPORTING PERSONS Jan Leschly

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,530,134

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,530,134

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,530,134 shares of common stock comprised of: (i) a warrant to purchase 601,120 shares of the Issuer’s common stock, issued in February 2006; (ii) 1,025,014 shares of the Issuer’s common stock and a warrant to purchase 904,000 shares of the Issuer’s common stock, issued in May 2006; and (iii) a warrant to purchase 1,000,000 shares of Issuer’s common stock, issued March 2007.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	16.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

EXPLANATORY NOTE
This Amendment No. 5 to the Schedule 13D amends and supplements Items 4, 5 and 7 of the Schedule 13D, filed June 12, 2006, by CDC IV, LLC, a Delaware limited liability company (“CDC IV”) relating to the Common Stock, $0.001 par value per share, of BioDelivery Sciences International, Inc., a Delaware corporation (the “Issuer”), Amendment No. 1 to the Schedule 13D, filed August 22, 2006, by CDC IV relating to the Common Stock, $0.001 par value per share, of Issuer, Amendment No. 2 to the Schedule 13D, filed September 1, 2006, by CDC IV relating to the Common Stock, $0.001 par value per share, of Issuer, Amendment No. 3 to the Schedule 13D filed March 16, 2007, by CDC IV relating to the Common Stock, $0.001 par value per share, of Issuer and Amendment No. 4 to the Schedule 13D filed June 22, 2009, by CDC IV relating to the Common Stock, $0.0001 par value per share, of Issuer.
Item 4. Purpose of Transaction.
The response to Item 4 of the Schedule 13D is hereby amended to add the following information:
“On June 22, 2009, June 23, 2009, June 24, 2009 and June 25, 2009, CDC IV sold an aggregate of 95,981 shares of Common Stock at prices ranging from $6.3000 to $6.6000 per share, as set forth on Exhibit 99 P incorporated by reference herein and attached hereto. CDC IV will continue to review its investment in the Issuer and may determine, based on market and general economic conditions, the market price of the Issuer’s shares of Common Stock and other factors deemed relevant by CDC IV, to acquire or dispose of additional shares of Common Stock.”
Item 5. Interest in Securities of the Issuer.
The response to Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
"(a) As of the date of this Amendment, giving effect to the dispositions described in Item 4, CDC IV is the beneficial owner of 3,530,134 shares of the Issuer’s Common Stock, consisting of (i) a warrant to purchase 601,120 shares of the Issuer’s Common Stock, issued in February 2006; (ii) 1,025,014 shares of the Issuer’s Common Stock and a warrant to purchase 904,000 shares of the Issuer’s Common Stock, issued in May 2006; and (iii) a warrant to purchase 1,000,000 shares of Issuer’s Common Stock, issued March 2007, representing 16.2% of the Issuer’s shares of Common Stock outstanding (based upon 19,232,812 shares of Common Stock outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009). As the manager of CDC IV, CDC Operations and David R. Ramsay, Argeris Karabelas and Jan Leschly, the Partners of CDC Operations, may be deemed the beneficial owner of the shares of the Issuer’s Common Stock held by CDC IV. CDC Operations and Messrs. Ramsay, Karabelas and Leschly each disclaims beneficial ownership of the securities and this report shall not be deemed an admission that any of Messrs. Ramsay, Karabelas and Leschly or CDC Operations is the beneficial owner of such securities for purposes of Section 16 or for any other purpose, except to the extent of their pecuniary interest therein.
(b) By virtue of its status as manager of CDC IV, CDC Operations and David R. Ramsay, Argeris Karabelas and Jan Leschly, as Partners of CDC Operations and the individuals with voting and dispositive power of the securities held by CDC IV, may be deemed to share voting and dispositive power with CDC IV with respect to the 3,530,134 shares of the Issuer’s Common Stock held by CDC IV. CDC Operations and Messrs. Ramsay, Karabelas and Leschly each disclaims beneficial ownership of the securities and this report shall not be deemed an admission that any of Messrs. Ramsay, Karabelas and Leschly or CDC Operations is the beneficial owner of such securities for purposes of Section 16 or for any other purpose, except to the extent of their pecuniary interest therein.
(c) During the past sixty days prior to the date hereof, neither CDC IV, CDC Operations, David R. Ramsay, Argeris Karabelas nor Jan Leschly, nor, to the knowledge of each of the above, any executive officer, director or managing member of CDC IV or CDC Operations, has engaged in any transaction in the Issuer’s Common Stock, with the exception of the transactions described above in Item 4.

(d) No person, other than CDC IV, CDC Operations, David R. Ramsay, Argeris Karabelas and Jan Leschly, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by CDC IV.
(e) Not applicable.”
Item 7. Material to be Filed as Exhibits.
The response to Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit	Name
A*	Securities Purchase Agreement, dated May 16, 2006, between the Issuer and CDC IV, LLC

B*	Amended and Restated Registration Rights Agreement, dated as of May 16, 2006, by and between the Issuer and CDC IV

C*	Warrant, dated May 16, 2006, made by the Issuer in favor of CDC IV

D*	Amended and Restated Warrant, dated February 15, 2006, made by the Issuer in favor of CDC IV

E*†	Letter of Intent from CDC IV, LLC to BioDelivery Sciences International, Inc., dated as of August 15, 2006.

F*	Letter from CDC IV, LLC and Elliott Associates, L.P. to BioDelivery Sciences International, Inc., dated as of August 21, 2006.

G*	Notice of Breach and Termination, dated as of August 30, 2006, from CDC IV, LLC to BioDelivery Sciences International, Inc.

H*	Letter from CDC IV, LLC to the Members of the Board of Directors of BioDelivery Sciences International, Inc., dated as of August 30, 2006

I*	Subscription Agreement, dated as of March 12, 2007, by and between CDC IV and Issuer.

J*	Promissory Note of Issuer in favor of CDC IV, dated as of March 12, 2007.

K*	Warrant made by the Issuer in favor of CDC IV, dated as of March 12, 2007.

L*	Registration Rights Agreement, dated as of March 12, 2007, by and between CDC IV and Issuer.

M*	Amendment to Clinical Development License Agreement, dated as of March 12, 2007, by and among CDC IV, Issuer, Arius Pharmaceuticals, Inc. and Arius Two, Inc.

N*	Dispute Resolution Agreement, dated as of March 12, 2007, by and between CDC IV and Issuer.

O*	Description of sales of Common Stock of BioDelivery Sciences International, Inc. by CDC IV, LLC from June 15, 2009 to June 19, 2009.

P**	Description of sales of Common Stock of BioDelivery Sciences International, Inc. by CDC IV, LLC from June 22, 2009 to June 25, 2009.

*	Previously filed

**	Filed herewith

†	Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. The undersigned hereby express our agreement that this Schedule 13D/A is filed on behalf of each of us pursuant to Rule 13d-1(k) under the Securities Exchange Act.

Dated: June 26, 2009	CDC IV, LLC
	By:	/s/ David R. Ramsay
		Name:	David R. Ramsay
		Title:	Authorized Signatory

Dated: June 26, 2009	CDC OPERATIONS LLC
	By:	/s/ David R. Ramsay
		Name:	David R. Ramsay
		Title:	Authorized Signatory

Dated: June 26, 2009	/s/ David R. Ramsay
David R. Ramsay

Dated: June 26, 2009	/s/ Argeris Karabelas
Argeris Karabelas

Dated: June 26, 2009	/s/ Jan Leschly
Jan Leschly

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)

EXHIBIT INDEX

Exhibit	Name
P**	Description of sales of Common Stock of BioDelivery Sciences International, Inc. by CDC IV, LLC from June 22, 2009 to June 25, 2009.

**	Filed herewith